UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2021

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports First-Quarter 2021 Results,” dated May 11, 2021.

Exhibit

99.1	Press Release dated May 11, 2021

Textainer Group Holdings Limited

Reports First-Quarter 2021 Results

HAMILTON, Bermuda – (PRNewswire) – May 11, 2021 –Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the first-quarter ended March 31, 2021.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD
	Q1 2021	Q4 2020	Q1 2020
Lease rental income	$169,244	$161,491	$145,478
Gain on sale of owned fleet containers, net	$12,358	$7,820	$5,794
Income from operations	$92,101	$71,816	$46,409
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$62,050	$44,260	$(4,379)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$1.22	$0.87	$(0.08)
Adjusted net income (1)	$59,152	$41,147	$9,702
Adjusted net income per diluted common share (1)	$1.16	$0.81	$0.17
Adjusted EBITDA (1)	$153,110	$136,834	$110,439
Average fleet utilization (2)	99.6%	98.5%	96.2%
Total fleet size at end of period (TEU) (3)	3,961,491	3,774,053	3,450,680
Owned percentage of total fleet at end of period	90.2%	88.0%	85.6%

(1)	Refer to the “Use of Non-GAAP Financial Information” set forth below.
(2)

Utilization is computed by dividing total units on lease in CEUs (cost equivalent unit) by the total units in our fleet in CEUs, excluding CEUs that have been designated as held for sale units and manufactured for us but have not yet been delivered to a lessee. CEU is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20-foot dry container. These factors may differ slightly from CEU ratios used by others in the industry.

(3)

TEU refers to a twenty-foot equivalent unit, which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20-foot container, thus a 20-foot container is one TEU and a 40-foot container is two TEU.

•	Net income of $62.1 million for the first quarter or $1.22 per diluted common share, as compared to $44.3 million, or $0.87 per diluted common share in the fourth quarter of 2020;
•	Adjusted net income of $59.2 million for the first quarter, or $1.16 per diluted common share, as compared to $41.1 million, or $0.81 per diluted common share in the fourth quarter of 2020;
•	Adjusted EBITDA of $153.1 million for the first quarter, as compared to $136.8 million in the fourth quarter of 2020;
•	Utilization averaged 99.6% for the first quarter, and is currently at 99.7%;
•	Invested $580 million in containers delivered during the first quarter, virtually all of which are currently on lease;
•

As announced on March 30, 2021, issued $651 million of fixed-rate asset backed notes that closed on April 20, 2021. Proceeds were used to pay off the 2019-1 notes and to pay down variable-rate bank facilities, which will further lower our effective interest rate and create additional borrowing capacity for future container investment;

•

Repurchased 546,220 shares of common stock at an average price of $19.68 per share during the first quarter under the share repurchase program. On May 1, 2021, Textainer's board of directors authorized an increase to the share repurchase program for an additional $50 million of the Company's outstanding shares; and

•

As announced on April 14, 2021, completed an underwritten public offering of 6,000,000 depositary shares, each representing a 1/1,000th interest in a share of its 7% Series A cumulative redeemable perpetual preference shares, for an aggregate public offering price of $150 million. Textainer’s board of directors approved and declared a quarterly preferred cash dividend, payable on June 15, 2021, to holders of record as of May 31, 2021.

“We are very pleased with our record first quarter results and revenue growth which confirms our strong turnaround. When adjusted for the fewer number of billing days, our lease rental income was 7% higher than in the prior quarter and 16% higher when compared to the first quarter of last year, a solid improvement achieved with unprecedented growth in profitable long-term leases of new containers. We also reported record adjusted EBITDA, which increased $16.3 million, or 11.9%, to $153.1 million, as well as record adjusted net income, which increased $18.0 million, or 43.8%, to $59.2 million, as compared to the fourth quarter of 2020. Our utilization rate averaged 99.6% and return on equity, calculated using the annualized adjusted net income for the quarter, increased to 18%” stated Olivier Ghesquiere, President and Chief Executive Officer of Textainer Group Holdings Limited.

“We continue to benefit from favorable market conditions underpinned by high trade volumes, resulting in high container demand and prices, and attractive lease yields. We are investing heavily to support this strong market and have taken delivery of containers totaling $580 million during the first quarter and ordered additional containers totaling $700 million for delivery through July 2021.  Substantially all these containers are already on, or committed to, attractive long-term leases with the average lease tenure of all contracts negotiated so far this year in excess of 12 years.”

“From July 2020 through July 2021 we will have invested a total of $2.2 billion in new containers that will provide strong cash flow and attractive revenue for many years to come and help facilitate continued profitability improvement.  This is a significant investment volume, representing 45% of our container asset value as of the beginning of this period. At the same time, we continue to support our historically high utilization rate by successfully renewing expiring leases under long-term arrangements that guarantee most containers will remain on lease until reaching their sales age, further securing our stable future cash flow.”

“In addition to our strong operating performance, we also continued to take actions to further support the strength of our financial position, including the successful completion of a $651 million fixed-rate asset backed financing, increasing our buyback program by $50 million, and issuing $150 million in attractively priced perpetual preferred shares.”

“As we look ahead, we expect industry fundamentals will remain favorable through at least the remainder of 2021, mostly driven by a strong economy, continued demand for container trade and stable container production. We plan to continue our disciplined approach to fleet growth, deploying our ample liquidity in new container investments for the most attractive long-term opportunities. We remain committed to our strategic plan and focused on enhancing financial performance and delivering long-term value to our shareholders.” concluded Ghesquiere.

First-Quarter Results

Lease rental income increased $7.8 million from the fourth quarter of 2020 due to an increase in fleet size, utilization and average rental rate.

Gain on sale of owned fleet containers, net increased $4.5 million from the fourth quarter of 2020, due to a strong increase in the average gain per container sold.

Direct container expense – owned fleet decreased $3.5 million from the fourth quarter of 2020, which includes lower storage costs and maintenance and handling expense resulting from higher utilization.

Container lessee default recovery was positive by $4.0 million for the quarter, which includes the restructuring and recovery of an insolvent customer that had previously defaulted and was written down during the second quarter of 2019.

Interest expense increased $1.1 million compared to the fourth quarter of 2020, due to a higher average debt balance, partially offset by a decrease in our average effective interest rate. Realized loss on derivative instruments, net, decreased $0.4 million compared to the fourth quarter of 2020.

Conference Call and Webcast

A conference call to discuss the financial results for the first quarter 2021 will be held at 5:00 pm Eastern Time on Tuesday, May 11, 2021. The dial-in number for the conference call is 1-877-407-9039 (U.S. & Canada) and 1-201-689-8470 (International). The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with approximately 3.8 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of approximately 150,000 containers per year for the last five years to more than 1,500 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 400 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: (i) expiring leases renewals will  secure stable future cash flows; (ii) $2.2 billion in new containers will provide strong cash flow and attractive revenue for many years to come and help facilitate continued profitability improvement; and (iii) we expect industry fundamentals will remain favorable through at least the remainder of 2021; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2021	2020
Revenues:
Lease rental income - owned fleet	$154,423	$130,072
Lease rental income - managed fleet	14,821	15,406
Lease rental income	169,244	145,478

Management fees - non-leasing	1,036	1,484

Trading container sales proceeds	7,611	9,585
Cost of trading containers sold	(5,445)	(8,936)
Trading container margin	2,166	649

Gain on sale of owned fleet containers, net	12,358	5,794

Operating expenses:
Direct container expense - owned fleet	6,797	13,264
Distribution expense to managed fleet container investors	13,495	14,163
Depreciation expense	65,806	66,834
Amortization expense	800	564
General and administrative expense	10,900	10,138
Bad debt (recovery) expense, net	(1,127)	2,045
Container lessee default recovery, net	(3,968)	(12)
Total operating expenses	92,703	106,996
Income from operations	92,101	46,409
Other (expense) income:
Interest expense	(29,106)	(36,112)
Write-off of unamortized debt issuance costs	(267)	(122)
Interest income	37	400
Realized loss on derivative instruments, net	(2,956)	(1,526)
Unrealized gain (loss) on derivative instruments, net	3,192	(14,937)
Other, net	115	(53)
Net other expense	(28,985)	(52,350)
Income (loss) before income tax and noncontrolling interest	63,116	(5,941)
Income tax (expense) benefit	(1,066)	833
Net income (loss)	62,050	(5,108)
Less: Net loss attributable to the noncontrolling interest	-	729
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$62,050	$(4,379)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$1.24	$(0.08)
Diluted	$1.22	$(0.08)
Weighted average shares outstanding (in thousands):
Basic	50,150	56,455
Diluted	50,865	56,455

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands)

	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$142,345	$131,018
Accounts receivable, net of allowance of $2,088 and $2,663, respectively	110,994	108,578
Net investment in finance leases, net of allowance of $81 and $169, respectively	87,451	78,459
Container leaseback financing receivable, net of allowance of $41 and $98, respectively	28,495	27,076
Trading containers	5,390	9,375
Containers held for sale	10,890	15,629
Prepaid expenses and other current assets	12,431	13,713
Due from affiliates, net	1,998	1,509
Total current assets	399,994	385,357
Restricted cash	70,276	74,147
Containers, net of accumulated depreciation of $1,674,907 and $1,619,591, respectively	4,416,008	4,125,052
Net investment in finance leases, net of allowance of $561 and $1,164 respectively	983,169	801,501
Container leaseback financing receivable, net of allowance of $115 and $326, respectively	335,259	336,792
Fixed assets, net of accumulated depreciation of $13,041 and $12,918, respectively	628	746
Intangible assets, net of accumulated amortization of $48,731 and $47,931, respectively	1,919	2,719
Derivative instruments	2,188	47
Deferred taxes	1,154	1,153
Other assets	13,117	13,862
Total assets	$6,223,712	$5,741,376
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$17,266	$24,385
Container contracts payable	489,922	231,647
Other liabilities	3,596	2,288
Due to container investors, net	24,844	18,697
Debt, net of unamortized costs of $7,238 and $8,043, respectively	295,518	408,365
Total current liabilities	831,146	685,382
Debt, net of unamortized costs of $24,140 and $18,639, respectively	3,998,908	3,706,979
Derivative instruments	20,648	29,235
Income tax payable	10,146	10,047
Deferred taxes	7,429	6,491
Other liabilities	28,731	16,524
Total liabilities	4,897,008	4,454,658
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,884,261 shares issued and 50,092,911 shares outstanding at 2021; 58,740,919 shares issued and 50,495,789 shares outstanding at 2020	590	587
Treasury shares, at cost, 8,791,350 and 8,245,130 shares, respectively	(97,017)	(86,239)
Additional paid-in capital	426,804	416,609
Accumulated other comprehensive loss	(4,118)	(9,744)
Retained earnings	1,000,445	938,395
Total Textainer Group Holdings Limited shareholders’ equity	1,326,704	1,259,608
Noncontrolling interest	-	27,110
Total equity	1,326,704	1,286,718
Total liabilities and equity	$6,223,712	$5,741,376

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$62,050	$(5,108)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	65,806	66,834
Bad debt (recovery) expense, net	(1,127)	2,045
Container recovery from lessee default, net	(5,712)	(1)
Unrealized (gain) loss on derivative instruments, net	(3,192)	14,937
Amortization and write-off of unamortized debt issuance costs and accretion of bond discounts	2,429	2,183
Amortization of intangible assets	800	564
Gain on sale of owned fleet containers, net	(12,358)	(5,794)
Share-based compensation expense	1,334	1,071
Changes in operating assets and liabilities	24,483	(3,009)
Total adjustments	72,463	78,830
Net cash provided by operating activities	134,513	73,722
Cash flows from investing activities:
Purchase of containers and fixed assets	(311,995)	(11,249)
Payment on container leaseback financing receivable	(6,425)	—
Proceeds from sale of containers and fixed assets	29,654	30,939
Receipt of principal payments on container leaseback financing receivable	8,721	5,099
Net cash (used in) provided by investing activities	(280,045)	24,789
Cash flows from financing activities:
Proceeds from debt	1,153,599	—
Principal payments on debt	(969,991)	(134,697)
Purchase of treasury shares	(10,778)	(15,477)
Purchase of noncontrolling interest	(21,500)	—
Proceeds from container leaseback financing liability, net	6,801	—
Principal repayments on container leaseback financing liability, net	(94)	(124)
Payment of debt issuance costs	(6,845)	(57)
Issuance of common shares upon exercise of share options	1,842	—
Net cash provided by (used in) financing activities	153,034	(150,355)
Effect of exchange rate changes	(46)	(63)
Net increase (decrease) in cash, cash equivalents and restricted cash	7,456	(51,907)
Cash, cash equivalents and restricted cash, beginning of the year	205,165	277,905
Cash, cash equivalents and restricted cash, end of the period	$212,621	$225,998

Use of Non-GAAP Financial Information

To supplement Textainer’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include adjusted net income, adjusted net income per diluted common share, adjusted EBITDA, headline earnings and headline earnings per basic and diluted common share.

Management believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating Textainer’s operating performance, as we intend to hold derivative instruments until maturity and any unrealized gain or loss on derivative instruments is a non-cash, non-operating item. Management considers adjusted EBITDA a widely used industry measure and useful in evaluating Textainer’s ability to fund growth and service long-term debt and other fixed obligations. Headline earnings is reported as a requirement of Textainer’s listing on the JSE. Headline earnings and headline earnings per basic and diluted common shares are calculated from net income which has been determined based on GAAP.

Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are included in the tables below for the three months ended March 31, 2021, December 31, 2020 and March 31, 2020.

Non-GAAP measures are not financial measures calculated in accordance with GAAP and are presented solely as supplemental disclosures. Non-GAAP measures have limitations as analytical tools, and should not be relied upon in isolation, or as a substitute to net income, income from operations, cash flows from operating activities, or any other performance measures derived in accordance with GAAP. Some of these limitations are:

•	They do not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on debt;
•

Although depreciation expense and container impairment are a non-cash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended,
	March 31, 2021	December 31, 2020	March 31, 2020
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted net income:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$62,050	$44,260	$(4,379)
Adjustments:
Write-off of unamortized debt issuance costs	267	—	122
Unrealized (gain) loss on derivative instruments, net	(3,192)	(3,390)	14,937
Impact of reconciling items on income tax	27	37	(150)
Impact of reconciling items attributable to the noncontrolling interest	—	240	(828)
Adjusted net income	$59,152	$41,147	$9,702

Adjusted net income per diluted common share	$1.16	$0.81	$0.17

	Three Months Ended,
	March 31, 2021	December 31, 2020	March 31, 2020
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted EBITDA:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$62,050	$44,260	$(4,379)
Adjustments:
Interest income	(37)	(52)	(400)
Interest expense	29,106	27,973	36,112
Write-off of unamortized debt issuance costs	267	—	122
Realized loss on derivative instruments, net	2,956	3,395	1,526
Unrealized (gain) loss on derivative instruments, net	(3,192)	(3,390)	14,937
Income tax expense (benefit)	1,066	(463)	(833)
Net income (loss) attributable to the noncontrolling interest	—	778	(729)
Depreciation expense	65,806	65,609	66,834
Container recovery from lessee default, net	(5,712)	(122)	(1)
Amortization expense	800	806	564
Impact of reconciling items attributable to the noncontrolling interest	—	(1,960)	(3,314)
Adjusted EBITDA	$153,110	$136,834	$110,439

	Three Months Ended,
	March 31, 2021	December 31, 2020	March 31, 2020
	(Dollars in thousands)
	(Unaudited)
Reconciliation of headline earnings:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$62,050	$44,260	$(4,379)
Adjustments:
Container (recovery) impairment	(6,551)	590	4,586
Impact of reconciling items on income tax	61	(4)	(46)
Impact of reconciling items attributable to the noncontrolling interest	—	(5)	(115)
Headline earnings	$55,560	$44,841	$46

Headline earnings per basic common share	$1.11	$0.89	$-
Headline earnings per diluted common share	$1.09	$0.88	$-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2021

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer